SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  FORM 12B-25

                                                Commission File Number  0-935

                          NOTIFICATION OF LATE FILING

(Check one)   [ x ] Form 10-K and Form 10-KSB  [   ] Form 11-K  [   ] Form 20-F
              [   ] Form 10-Q and Form 10-QSB  [   ] Form N-SAR

 For the period ended December 31, 2002
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[   ]   Transition Report on Form 10-K and Form 10-KSB
[   ]   Transition Report on Form 20-F
[   ]   Transition Report on Form 11-K
[   ]   Transition Report on Form 10-Q and Form 10-QSB
[   ]   Transition Report on Form N-SAR

 For the transition period ended
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       Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

       If notification relates to a portion of the filing checked above, identify the item(s) to which the the notification relates:
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                                    PART I
                            REGISTRANT INFORMATION


Full name of Registrant     Molecular Diagnostics, Inc.
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Former name if applicable
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Address of principal executive office (Street and number)

                            414 N. Orleans, Suite 510
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City, state and zip code    Chicago, IL 60614
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                                    PART II
                            RULE 12B-25(B) AND (C)

       If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

       (b)   The subject annual report, semi-annual report, transition report on For 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the
 [  ]        prescribed due date; or the subject quarterly report or transition report on Form 10-Q, Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                   PART III
                                   NARRATIVE

       As previously disclosed on Form 8K, filed with the Commission on March 4, 2003, Ernst & Young, LLP resigned as the Company's auditors effective February 25, 2003. Management has met with several potential replacement auditors, but has not formally agreed to engage a new firm. Management anticipates that the Company will be successful in engaging new auditors within the next thirty days.

       In addition, due to the untimely departure of certain key accounting personnel, the Company has been unable to complete the disclosure required to be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2002 (the "Form 10-K") and is currently unable to file the Form 10-K. At this time, the Company is unable to provide any further guidance as to when the Form 10-K will be filed. However, in accordance with comments outlined in the prior paragraph, the Company will use its best efforts to complete the required Annual Report on Form 10-K as quickly as possible.

       Management has focused all of its efforts to complete the raising of additional capital in order to fund continuing operations and to meet the requirements of an Option Agreement to repurchase all of its assets from Round Valley Capital, LLC ("RVC"). Under the Option Agreement, as previously disclosed on Form 8-K filed with the Commission on March 19, 2003, RVC cannot dispose of or encumber any portion of the assets to any party other the Company prior to April, 2, 2003 at 5:00 p.m. Arizona Time. As soon as the aforementioned financing has been completed, management will focus on the replacement of its key accounting personnel.


                                    PART IV
                               OTHER INFORMATION

       (1) Name and telephone number of person to contact in regard to this notification.

              Peter P. Gombrich                     (312)         222-9550
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                   (Name)                        (Area Code) (Telephone Number)

       (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                           [ x ] Yes  [   ] No

       (3) Is it anticipated that any significant change in results of operations, from the corresponding period for the last fiscal year, will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                           [ x ] Yes  [   ] No

       It is anticipated that the results of operations for the fiscal year ended December 31, 2002 are likely to be worse than the results of operations that were reported for the fiscal year ended December 31, 2001. However, due to the current uncertainty of any potential impairment losses which may be realized for the fiscal year ended December 31, 2002 and the accounting treatment for certain convertible debt transactions entered into during the fourth quarter of 2002, it is not possible at the present time for the Company to determine the extent of such difference.


                         Molecular Diagnostics, Inc.
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                (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 2003                    By  /s/ Peter P. Gombrich
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                                             Peter P. Gombrich
                                             Chairman and Chief Executive
                                             Officer, Acting Chief Financial
                                             Officer and Acting Principal
                                             Accounting Officer


ATTENTION

       Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).